                                                Millennium Pharmaceuticals, Inc.
News Release                                                    75 Sidney Street
                                                             Cambridge, MA 02139
                                                                Tel 617 679 7000
                                                              www.millennium.com


                                                          [LOGO]
                                                            MILLENNIUM

FOR RELEASE MONDAY, APRIL 29, 2002 3:00 P.M. EDT
------------------------------------------------


Contact:
Gina Brazier
(617) 551-3611
Cynthia Clayton
(617) 551-8607
Millennium Pharmaceuticals, Inc.

             MILLENNIUM ANNOUNCES COMPLETION OF CASH OFFER FOR NOTES
                       ASSUMED IN COR THERAPEUTICS MERGER

CAMBRIDGE, MASS., APRIL 29, 2002 -- Millennium Pharmaceuticals, Inc. (Nasdaq:
MLNM) today announced that it has completed cash offers to the holders of its outstanding 4.50% Convertible Senior Notes due June 15, 2006 and 5.00% Convertible Subordinated Notes due March 1, 2007.

Millennium assumed $600 million in notes in connection with its merger with COR Therapeutics on February 12, 2002. On March 14, 2002, Millennium, as required by the terms of the notes, commenced cash repurchase offers to the noteholders in amounts equal to 100% of the principal amounts of the notes plus interest accrued and unpaid through April 28, 2002. As previously announced, Millennium amended its 4.50% and 5.00% notes to permit noteholders to exchange these notes for cash on April 29, 2003 at a price of $1,095 per $1,000 of principal amount and $1,085 per $1,000 of principal amount, respectively. As of the expiration of the cash offers, today at 9:00 a.m., approximately $599.9 million of the notes will still be carried by Millennium as convertible debt, while $40,000 of the notes have been tendered and will be converted to cash.

Millennium Pharmaceuticals, Inc., a leading biopharmaceutical company, applies its comprehensive and integrated science and technology platform for the discovery and development of breakthrough therapeutic and predictive medicine products with a goal of delivering personalized medicine. Millennium is primarily focusing its research and development and commercialization activities in four key areas: cardiovascular, oncology, inflammation and metabolic disease. Through the industrialization of its gene-to-patient platform, Millennium is striving to accelerate the process of drug discovery and development. Headquartered in Cambridge, Mass., Millennium currently employs approximately 2,000 people.

                                       ###